SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2018 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2018 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and 2017

(Unit : in billions of Korean Won)	2018	2017	Change
Total Assets	185,316	181,789	1.9%
Total Liabilities	114,169	108,824	4.9%
Total Equity	71,147	72,965	-2.5%

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2018 and 2017

(Unit : in billions of Korean Won)	2018 Oct.-Dec.	2017 Oct.-Dec.	Change	2018 Jan.-Dec.	2017 Jan.-Dec.	Change
Operating revenues	15,175	15,555	-2.4%	60,628	59,815	1.4%
Operating income (loss)	-788	-129	-509.1%	-208	4,953	-104.2%
Income (Loss) before income tax	-1,118	-545	-104.9%	-1,971	3,614	-154.5%
Net income (loss)	-719	-1,347	46.6%	-1,151	1,441	-179.8%
Net income (loss) attributable to owners of the company	-773	-1,388	44.3%	-1,291	1,299	-199.4%

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and 2017

(Unit : in billions of Korean Won)	2018	2017	Change
Total Assets	107,486	106,540	0.9%
Total Liabilities	53,404	50,758	5.2%
Total Equity	54,082	55,782	-3.0%

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2018 and 2017

(Unit : in billions of Korean Won)	2018 Oct.-Dec.	2017 Oct.-Dec.	Change	2018 Jan.-Dec.	2017 Jan.-Dec.	Change
Operating revenues	15,132	15,401	-1.7%	60,272	59,966	0.5%
Operating income (loss)	-795	36	-2,300.8%	-2,193	1,554	-241.2%
Income (Loss) before income tax	-804	-100	-705.6%	-1,835	2,153	-185.2%
Net income (loss)	-552	-501	-10.0%	-1,095	1,507	-172.7%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jun, Chul-Soo
Name:	Jun, Chul-Soo
Title:	General Manager of Finance & IR Team

Date: February 22, 2019